2025 REPORT

SwingVision


Topspin Backhand 71 MPH
Flat Forehand 50 MPH

LETTER

Dear investors,

Thank you so much for supporting our mission of democratizing the professional sports experience for all athletes. We made some great progress towards this mission in 2025, including the release of our Coach Reviews platform, as well as our two camera solution for superhuman-accurate electronic line calling. While we didn't hit all of our targets, we've started 2026 with a bang and have already hit some inflection points in growth and efficiency! We look forward to continuing to march along this journey with you all.

We need your help!

Use advanced, real-time features like audio line calls with your friends, share your SwingVision highlights on social media (Instagram, TikTok, Youtube and Reddit in particular) and ask your racket sports friends to try our new free tier, which now

allows anyone to become a weekly active player. We also love hearing from you so please keep sharing your feedback, suggestions and concerns with us on the investor Slack.

Sincerely,

Swupnil Sahai

Co-Founder & CEO

Richard Hsu

Co-Founder & CTO

How did we do this year?

REPORT CARD

B-

☺ The Good

We brought blended CAC below $100 and unlocked influencer marketing as our most efficient paid channel.

We built a 2-camera solution for electronic line calling that we piloted with USTA SoCal, USTA Florida and Tennis Australia.

We launched the Coach Review platform and piloted our fixed-camera Swing Court at four facilities.

☹ The Bad

We were unable to unlock a scalable acquisition channel that would allow us to achieve 100% YoY growth.

We had several supply chain issues that delayed the release of the Swing Stick 2nd gen to 2026.

We started to hit a plateau in college sales, showing the limited TAM of that market.

2025 At a Glance

January 1 to December 31


$$$$

$4,611,245 **+43%**
Revenue



-$3,211,735
Net Loss


IOU!

$2,268,419 **+55%**
Short Term Debt



$1,900,466
Raised in 2025



$1,073,775
Cash on Hand
As of 03/20/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$3,227,994
-$3,407,601
$4,611,245
-$3,211,735
2024
2025

Net Margin: -70% Gross Margin: 62% Return on Assets: -198% Earnings per Share: -$0.15

Revenue per Employee: $200,489 Cash to Assets: 27% Revenue to Receivables: ~ Debt Ratio: 140%

Swing_Vision_Independent_CPA_Review_Report_2022-2023.pdf

SwingVision_2023-2024_GAAP_Financials_Template_--_2_Years_-_GAAP_Financials.pdf

SwingVision_Inc._GAAP_Financial_Report_2023-2024.pdf

2025_Profit_Loss.pdf

2025_Cash_Flows.pdf

2025_Balance_Sheet.pdf

SwingVision_Inc._GAAP_Financial_Report_2025.pdf

We ❤ Our 654 Investors

Thank You For Believing In Us

Abhishek Khowala
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A A
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Cary Bizzell
Daniel Lu
Abhi Bhirud
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Josh Lobel
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Manuel Bleve
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Adil Dhanani
Omar De Ybarrondo...
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Dirk Eyman
William R Moseley III
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Louis Turner
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Gared Fisher
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Yejay Ying
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Shikhar Thakur
Junyao Xiao
Paul Kid
William E McGee
Abraham J. Franco
Robert Goodman
Aaron Guzman
Haoyu Gu
Neil Chokriwala
Scott Langs
Sud Ramasamy
Geoffrey West
David R Fish
Akshat Saxena
Jesus Rodolfo Vejar...

Teddy Lyons
Brian Park
Brendan Duda
Nicky Khaki
Runyu Wang
Robert Zandrowicz
Ruben Stolk
Evan Su
Anne Zarraonandia
Taeil Goh
Naoki Hama
Luke Xinjing Xu
Michael Lee
Nam Nguyen
Takehiko Morita
Yusuf Jazakallah
Tetsuya Oda
Glenn Matayoshi
Nehal Chokshi
Atush Dhakal
Sarah Sarah
Tom Thachet
Sumanth Reddy Manda
Michael Gennette
Grant Herren
Kacper Cygan
Joseph DiFeo
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Joel And Susan Shobe
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Ed Han
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Dann Westerman
Paul Ng
Seongwoo Cho
Zain Aziz
Bill Haley
Jonathan Lo
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Joe Tran
Luis Serota
Phong Nguyen
Evert Veldhuijzen
Chia Hang Hsu (John)
Luis Santana
Sara Ljungman
Robert Reis
Lisa Andrews
Jonathan Olson
Michael Lee
John Shook
Tom Cardona

Miguel Torres
Andrew Luong
Robert Dragan
Sean Pearson
Philippe Lucas
Andy Chang
Alejandro Beltrán
Mark Papamarcos
Alex Turbanov
Ranjith Zachariah
Shannon Cheung
Kevin Patey
Julie Matheson
Frank Shi
Tyler Garcia
Chris Hsu
Stephen Wagner
Yxx P Liang
Nikhil Goyal
Brendan Shea
Owen Gilbo
Carey Powell
R Woo
Kevin Yang
Jonathon Balcao
Marc Wolff
Zhiyi Ling
Eric Chen
Marion Gellatly
Debbie Pryse
Ryan Huynh
Afonso Matsura
Jonas Jones Valintin
Elena Ondar
Omar Gonzalez Del Rio
Gilles Van Ruymbeke
Max Feinstein
Scott Newton
James Dickinson
Wee Yong Ong
Davis Wilkinson
Christopher Taylor
James M Litschewski
David Ly
William Furtado
Jiye Wu
Marc Kaulisch
Camron Chermak
Jorge Schuldberg
Rita Zurcher
Rodrigo Machado
Eric Olsson
Andree Robert Agustian
Chris Russick
John Hartney
Joseph Lodge
Jim Willitts
Nick Marks
Calin Ciurariu
Joshua Garcia

Isaac Kane
Alex Eilhauer
Adam O'Brien
Erin Conigliaro
Mark McElroy
Vijay Sundaresan
Ross Taylor
Maria Cerase
Giriraj Rawat
Paul Maturkanic
Wm Khong
Greg Malone
Ysabel González Rico
Edwin Ayala
Luis Felipe Gumucio...
Jonas Hansen
Ceron Bryant
Witt Schenck
Gerrie Bliss
William Duong
Rory Owen Trainor
Samuel Finegold
Tanumaya Tiwari
Nicholas Schindler
Nilaya Bhawsar
Fouad Matragi
Ariel Demidov
Dale Gardner
Irineu Frare
Dana Hanning
Chris Heath
Kevin Howard
Cesar Sangalang Jr
Troy Carroll
Youngbin Lim
Luis M. Bracamontes Hdez
Yufei Zhang
Luiz Payne
Katphin Moo
Alexander Kolosov
Daniel Abrahamian
Samria Faria
Ralf Tetzlaff
Chris Gold
Felix Turowsky
Viet Thaison Nguyen

Huzaifa Beg
Scott Williams
Christian Cosby
Jarick Rager
Jeff Lin
Pablo Pires De Almeida
Andrei Darie
Jorge Fuentes Roselló
Dwight Barr LI
Jered Cuenco
Mark Onyett
Andrii Kudriavtsev
Cary Poplawski
Leslie B Greer
Kensuke Shimokawa
James Taylor
Jeff Wilser
Michael Eden
Lev Leviev
Ram Prasaath Selvaraju
Jon Paryz
Michael Daud
Thomas Furrer
Jeroen Swanborn
Alexander Wu
Kenneth Dorado
Chandana Koorella
Samuel Stein
Mohankumar...
Richard Le
Jeff Kline
Darko SORIC
Jiaying Zhang
Richard Lester JARASHOW
Leandro L Cury
Aidas K
Devang Modi
Kyle Chrzanowski
Suganth Paul
Doramary Russell
Eric Erikson
Karthik Iyer
Ray Heraldo
Anders Fejer
Byron Tsang
Bartosz Dabrowski

Kevin Tam
Dichens Salcedo
Sohail Jalal
Robert Rubino
Dr Jenny Rens
James Griffiths
Rick Balassone
Will Iam Kang
John Conlin
Milton Yee
Felipe Cesario
Gongqin Shen
Chris MacFadyen
Layt Eru
Marcus Smith
Albert Gallego
Jason Miranda
Robert Williard
Shishir Srivastava
Adam Pyrke
Thomas Karras
Matt Chase
Venkat Munukutla
Vinod Periagaram
Jason Davis
Chester Davis
Aaron Yeo
Doug Wong
Alexander Hicks
Yang Xu
Bryant Wu
Peter Fernandez
Maria Lopez
Alex Bjerkholt
Sam Getlan
Brandon Kenna
Chaoqun Chen
David Kaplan
German Otero
Kaisen Chen
Kanokwan Tan
Mikael Zemmour
Paul Park
Craig Pearson
Philip Hoo
Scott Fish

Wai Fung Ngan
Wesley Chen
Junting Liu-Norrod
Rafah Al Sabah
Leonard Fodje
Zhangyuan Gao
Jeffrey Linneman
Andrew Gamble
Dan Rosen
Darice Carnaje
Joaquin Ossandon
David Mosley
Samuele Guerzoni
Nak Nak
Matthew Shen
Xudong Li
Richard Theodore Lynn
Tyler Stauffer
Natalia Kisanga
Wyatt Harper
Amit Kalra
Jeffrey Peters
Jeff Grogin
Uday Koorella
Vernon Kringas
Kazuki Takeichi
Crawford Tyree
Jean Etienne Durand
Christopher Geheran
Brian Gapinski
Venkat Kavuri
Erik Porter
James HOUSE
Omar Shammas
Ray Miller
David Whitefield
Matt Wong
M Zheng
Emory Paine
Jean Yves Aubone
Ty Lee
Anand Gajjar
Bruno Zaremba
Tianheng Xiang
Wei Hao Yang
Nadia Corona

Pommerell Patrick
Mark Hickey
Mo S
Aaron Wang
David Rossolatos
Bjorn Kuiper
James Preston
Eric Xu
Yuval Niv
Ian Reichbach
Anderson Family
Guillaume De FIGUEIREDO
Florentin Mihailovschi
Alex Kaiser
Alison Cho
Olivier Grinda
Tara Morissette
Khalid Luqman
Devon Engleman
Thanh Pham
Val Petrov
Ajinkya Saraf
Araceli Schmaltz
Salvatore Parlato
Robert D. Chandler
Oscar Rozas Rivero
Marc Taweel
Lauren Pouchak
Brian Gapinski
Chris Spanos
Danilo Canivel
William Todd
Jason Driscoll
Pedro Cancela De Abreu
Isaiah Smith
Dominick Smith
Takao Inouye
Gianni Rasgado
Tim Kosfeld
Mike Lammens
Andrew Clarke
Maher Alahdab
Bryan Richter
Lau Yim Kwan
Elie Meyer
Victor Lee

Patrick Bauer
Scott Lim Wei Xuan
Ankit Dubey
Joseph Wood
Praprut Songchitruksa
Behraam Wahid
David Hancock
Ashok Ramakrishnan
Palmer Williams
Evgeny Krapovnitsky
Alexander Zveruk
Pramod P
Gerd Düppmann
Ronald Hidalgo
Gareth Griffiths
Feroz Khan
Andrea Vintani
Sheng Yang
Kun Qian
Kirsty Tosh-Hall
Thomas Ellis
Jay Freeman
Diego Teran
Aniket Mehta
Renata Manning
Ajay Nimmala
Bala KB
Siddharth Shinde
Adam Pincus
Daniel Lloyd Pias
Raghav Singal
Henry Lim
Robert H
Nicholas Hu
Ben Faber
Jose Diaz
Jessica Hawkins
Luke Chang
Alex Chan
Conner Harrison
Travis Elliott
Rafael Zavala
Andrew Galdi
Anson Lam
Paul Joseph Figueroa

Thank You!

From the SwingVision Team







Swupnil Sahai

Co-Founder & CEO

Previously Led Object Tracking at Tesla Autopilot. Columbia Stats PhD. Data Science Lecturer at UC Berkeley.



Richard Hsu

Co-Founder & CTO

Previously Led Engineering at Accompany (acquired by Cisco). Stanford CS Masters.

Details

The Board of Directors

Director	Occupation	Joined
Lindsay Lee	Managing Partner @ Authentic Ventures	2023
Richard Hsu	CTO @ SwingVision	2015
Swupnil Sahai	CEO @ SwingVision	2015

Officers

Officer	Title	Joined
Richard Hsu	CTO	2015
Swupnil Sahai	President CEO	2015

Voting Power ⓘ

Holder	Securities Held	Voting Power
Swupnil Sahai	5,700,000 Common Shares	27.1%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2019	$250,000	Safe	Section 4(a)(2)
01/2020	$502,990	Safe	Section 4(a)(2)

04/2020	$20,000	Common Stock	Section 4(a)(2)
04/2020	$100,000		Section 4(a)(2)
02/2022	$2,451,220	Safe	Section 4(a)(2)
05/2022	$755,000	Safe	Section 4(a)(2)
03/2023	$5,508,000	Preferred Stock	Regulation D, Rule 506(b)
03/2024	$180,000	Safe	Section 4(a)(2)
07/2024	$1,170,928		4(a)(6)
10/2024	$175,000	Safe	Section 4(a)(2)
02/2025	$875,000	Safe	Section 4(a)(2)
07/2025	$615,000	Safe	Section 4(a)(2)
09/2025	$410,466		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
04/17/2020	$100,000 ?	5.0%	20.0%	$5,000,000	04/17/2022

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A 1 Preferred (Pa1) Stock	3,697,123	3,697,123	Yes
Series A 2 Preferred (Pa2) Stock	337,641	337,641	Yes
Series A 3 Preferred (Pa3) Stock	778,571	778,571	Yes
Series A 4 Preferred (Pa4) Stock	1,253,087	1,253,087	Yes
Series A 5 Preferred (Pa5) Stock	2,690,220	2,690,220	Yes
Common (Ca) Stock	24,668,370	12,306481	Yes

Warrants:	0
Options:	0

Form C Risks:

Intellectual Property Risks. SwingVision's success depends in part upon its ability to protect its core technology and intellectual property. Failure to protect its intellectual property rights could adversely impact its business. Additionally, SwingVision may face costly disputes over intellectual property rights, including claims that its products or services infringe on third-party intellectual property.

Dependence on Third Parties. SwingVision relies on third-party partners and service providers to support certain

Dependence on Third Parties. SwingVision relies on third-party partners and service providers to support certain services and operations. This dependence creates risks arising from technical failures, service outages, costs, and contractual disputes. Failure of these third parties to provide services as expected could impair SwingVision's operations and reputation.

User Data Privacy and Cybersecurity Risks. SwingVision's business involves the collection, storage and use of customers' personal data, including videos and images. A breach or failure of SwingVision's data security measures could result in unauthorized access to customer data. This could damage SwingVision's reputation, subject it to liability claims and regulatory penalties, and deter customers from using its products and services.

Competition. The market for sports analytics and AI-enabled video analysis is highly competitive and rapidly evolving. SwingVision faces competition from established companies as well as new market entrants. Many competitors have greater financial, technical and marketing resources than SwingVision. This could allow competitors to develop and market competing products and services more rapidly, or offer their products and services at lower prices. If SwingVision fails to compete successfully, its business and prospects would be adversely affected.

Dependence on Mobile Platforms and Operating Systems. SwingVision's iOS app is dependent on the continued compatibility and access to Apple's mobile operating system, hardware, app store and associated services. Similarly, future Android offerings would be reliant on Google's platform. The loss of compatibility or access to these platforms and app stores, or changes to their terms and policies, could severely constrain SwingVision's ability to distribute and operate its apps.

Regulatory Risks and Compliance. SwingVision's products and services must comply with applicable laws and regulations concerning user privacy, data security, consumer protection and other matters. These laws are rapidly evolving and their interpretation and application remain uncertain in many instances. Non-compliance could expose SwingVision to regulatory investigations, fines, litigation, negative publicity and other penalties.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Limited Operating History and Uncertainty of Future Revenues. SwingVision was formed recently and has a limited operating history upon which prospective investors can evaluate its performance and future prospects. The company's prospects must be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. SwingVision has generated limited revenues to date, and its ability to generate sufficient revenues to sustain profitability is unproven.

Reliance on Key Personnel. SwingVision's future success depends substantially on the continued services of its executive officers and other key personnel. The loss of services of any of these individuals could significantly delay or prevent the achievement of product development and other business objectives. Competition for qualified personnel is intense, and the company may be unable to attract, integrate or retain qualified personnel to support its business.

Technological Risks and Need for Continued Innovation. SwingVision's products and services are based on complex artificial intelligence, computer vision and machine learning technologies. Maintaining and advancing this technology requires significant resources and expertise. Any failure to anticipate market trends, adapt to emerging technologies, or introduce product enhancements could render SwingVision's products and services obsolete or less competitive. Rapid technological changes or the emergence of new industry standards could adversely impact SwingVision.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the

additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;

the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SwingVision Inc.

Delaware Corporation
Organized June 2015
23 employees
12844 Cumberland Dr
Saratoga CA 95070 https://swing.vision

Business Description

Refer to the SwingVision profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

SwingVision is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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